October 13, 2010
VIA EDGAR AND FEDEX
Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Promotora de Informaciones, S.A. Amendment No. 3 to Form F-4 Filed on September 30, 2010 File No. 333-166653
Dear Mr. Spirgel:
     On behalf of Promotora de Informaciones, S.A. (“Prisa”) and Liberty Acquisition Holdings Corp. (“Liberty”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter, dated October 8, 2010, with respect to the above-captioned Amendment No. 3 (“Amendment No. 3”) to Registration Statement on Form F-4 (the “Registration Statement”). With this letter, Prisa is filing via EDGAR Amendment No. 4 (“Amendment No. 4”) to the Registration Statement. Additionally, Liberty is filing via EDGAR revised preliminary proxy materials on Schedule 14A.
     Supplementally, Prisa and Liberty are delivering to John Zitko of the Division of Corporation Finance five copies of a version of Amendment No. 4 that has been marked by the financial printers to show the changes since the filing of Amendment No. 3 on September 30, 2010. All page references in the responses set forth below are to the pages of the proxy statement/prospectus forming a part of Amendment No. 4. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 4.
     For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.
General
1.	We note the disclosure contained on page 18 of Liberty’s IPO prospectus, which states that, if Liberty seeks approval to consummate a business combination within 90 days of the expiration of its 36-month transaction period, the proxy statement related to such business combination will also seek stockholder approval for Liberty’s dissolution and Liberty’s board’s recommended plan of distribution in the event its stockholders do not approve such business combination or if such business

Larry Spirgel, Esq.
United States Securities and Exchange Commission
October 13, 2010

combination is not consummated for other reasons. Please revise your proxy statement/prospectus accordingly.
Response: Liberty acknowledges the Staff’s comment, and has revised the proxy statement/prospectus included in the Registration Statement to include a proposal seeking stockholder approval of Liberty’s dissolution and the Liberty board of director’s recommended plan of distribution in the event Liberty’s stockholders do not approve the proposed business combination, or if the business combination is not consummated for any other reason.
2.	We reissue comment one from our letter dated September 27, 2010. We note your response and the amended disclosure on pages xii-xiii that the satisfaction of your acquisition requirement is satisfied by a broad interpretation of “Business Combination” which would include this transaction. However, what you have termed the “final phrase” in the definition of “Business Combination” (“through a merger, stock exchange, asset acquisition, reorganization or similar business combination”) simply appears to describe the possible methods through which Liberty could acquire a target and does not appear to remove the requirement that Liberty actually acquire such.
As noted previously, it does not appear that Liberty will acquire anything in this transaction, so Liberty itself will not acquire a controlling interest in a target business. Please revise to disclose why you believe the transaction satisfies the definition of a Business Combination (“. . . the acquisition by the Corporation of one or more operating business . . .”) included in Article 5 of Liberty’s Articles of Incorporation. Amend the disclosure previously supplied in response to comment six accordingly. Also disclose the minimum voting power that former Liberty stockholders may have upon consummation of the transaction, considering maximum cash elections and redemptions and any other variables that could reduce their total voting power. Clarify whether or not you are including the newly issued preferred shares in this disclosure. If so, quantify the voting power percentage attributable to these shares.
Response: A form of opinion of special Delaware counsel to Liberty, which opinion is to be issued prior to the effectiveness of the Registration Statement, to the effect that the proposed business combination with Prisa satisfies the definition of a “Business Combination” contained in Article Fifth of Liberty’s restated certificate of incorporation, has been attached as Annex N to the proxy statement/prospectus included in the Registration Statement. In rendering this opinion, Liberty’s special Delaware counsel noted, among other things, that the definition of a “Business Combination,” by its terms, does not require that Liberty be the surviving or resulting entity, that “acquisitions” are frequently structured in a way that the “acquiring” entity is not technically the surviving entity, often for tax or regulatory reasons, and that former Liberty security holders will own at least 50% of the total equity securities of Prisa outstanding immediately following

Larry Spirgel, Esq.
United States Securities and Exchange Commission
October 13, 2010

the consummation of the business combination. Liberty has revised the disclosure on pages xii through xiii and page 87 of the Registration Statement to reflect its belief that the transactions contemplated by the business combination agreement satisfy the definition of a “Business Combination” and to refer to the opinion of Delaware counsel. The references to such opinion contain language indicating that the matter has not been settled as a matter of Delaware law and, accordingly, is not entirely free of doubt.
Liberty has also revised the disclosure on page xii regarding the minimum voting power that former Liberty stockholders may have upon consummation of the transaction to make clear the circumstances under which this minimum would occur, namely in the case where (i) $525 million or more is required to cover shares as to which Liberty stockholders have made a cash election or exercised redemption rights, (ii) no Prisa Class B convertible non-voting shares are converted into Prisa Class A ordinary shares, and (iii) all Prisa shareholders exercise the Prisa warrants to be issued to them in connection with the business combination. As noted in the revised disclosure, the minimum percentage calculation includes Prisa shares to be issued in the business combination in exchange for shares of Liberty preferred stock, and the disclosure states the voting power percentage attributable to those shares.
3.	Please explain why Liberty’s board believes that such security holders referenced in the revised disclosure, in response to prior comment one, “will own approximately 51% of the total voting power of Prisa immediately following the business combination (assuming no holders of Liberty common stock elect redemption in connection with the business combination or elect to receive the $10.00 per share cash alternative).” Please state the basis of this assumption.
Response: Liberty has eliminated the referenced disclosure on page xii of the Registration Statement and, as noted in the response to comment no. 2, has included alternate disclosure regarding the expected ownership percentage of former Liberty stockholders under a range of potential outcomes.
4.	We also note the statement on page xiii that “The explanation of the definition of a ‘Business Combination’ included in Liberty’s IPO prospectus is consistent with this understanding.” However, since “we” is defined on page one of Liberty’s IPO prospectus as Liberty Acquisition Holdings Corp. (not Liberty’s shareholders in their individual capacities) and Liberty’s IPO prospectus clearly states that “We will only seek to acquire greater than 50% of the outstanding equity interests or voting power of one or more target businesses,” please remove your statement on page xiii or revise to clarify how it is consistent.
Response: Liberty has removed the referenced statement on page xiii of the Registration Statement in response to the Staff’s comment.

Larry Spirgel, Esq.
United States Securities and Exchange Commission
October 13, 2010

5.	We note your response to comment two from our letter dated September 27, 2010. Please remove the qualifications of reliance contained in the last two paragraphs of the opinion’s second page.
Response: The opinion has been revised in response to the Staff's comment. A draft of such revised opinion is attached as Attachment 1 to this response letter.
6.	In light of the risks disclosed on page 48 and the discussion of Liberty’s board’s consideration of the transaction on page 86, please revise your proxy statement/prospectus in all appropriate locations to disclose why Liberty has not elected to conduct an offering to repurchase the shares sold in its IPO.
Response: Liberty has revised the disclosure on page 91 of the Registration Statement to disclose that Liberty’s board of directors did not consider conducting an offer to repurchase the shares sold in its IPO.
The Business Combination Proposal, page 72
Background of the Business Combination, page 72
7.	We note your response to comment four from our letter dated September 27, 2010 however, contrary to your assertion, the presentations you have provided do appear to contain expressions of judgment as well as the reasoning behind amending the deal terms to their current state. Please include the presentations as exhibits to the registration statement and revise your disclosure in this section accordingly.
Response: Although we respectfully do not concur that the referenced board materials are reports within the meaning of Item 1015(a) of Regulation M-A, the materials prepared for the Liberty board for its July 23, 2010 meeting have been filed as an exhibit to the Registration Statement and the disclosure in the proxy statement/prospectus has been revised accordingly. We believe that the earlier-dated materials would tend to mislead and confuse investors since they reflect terms of a transaction that has been modified since the respective dates of the materials, and not the terms of the business combination being presented to Liberty’s stockholders for approval. The Background of the Business Combination section of the proxy statement/prospectus describes the material terms of each amendment to the business combination agreement, so that stockholders are informed as to how the transaction has evolved since the start of negotiations with Prisa. Such section has also been amended to delete references which previously may have given the impression that the Liberty Board relied on the three earlier presentations as reports, opinions or appraisals.

Larry Spirgel, Esq.
United States Securities and Exchange Commission
October 13, 2010

Liberty’s Reasons for the Business Combination and Recommendation of Liberty’s Board of Directors, page 79
8.	We note your response to comment five from our letter dated September 27, 2010 and your revised disclosure on page 81. Please revise the same bullet point to disclose how Liberty’s board considered its ability to conduct due diligence on Prisa in connection with the disclosure on page 59 of Liberty’s IPO prospectus, which indicated that its sponsors would “use the same disciplined approach in acquiring target businesses on [Liberty’s] behalf as they use in connection with their private equity investing, . . . engaging in extensive due diligence from the perspective of a long-term investor.”
Response: The disclosure on pages 84 to 85 has been revised in response to the Staff’s comment.
9.	We reissue comment six from our letter dated September 27, 2010. For each of the transaction terms noted on page 86, revise to explain the basis for the Liberty board’s conclusion that the terms were consistent with the certificate of incorporation and IPO prospectus disclosure, including the following issues.
As noted in this and previous comment letters:
•	in relation to the definition of “Business Combination” contained in Liberty’s IPO prospectus, what you have termed the “final phrase” in the definition simply appears to describe the possible methods through which Liberty could acquire a target and does not appear to remove the requirement that Liberty actually acquire such;
•	in relation to Liberty’s sponsors’ failure to fulfill their co-investment obligations, we note that it was not only a fundamental term upon which Liberty sold shares in its IPO (“demonstrat[ing] our sponsors’ commitment of significant capital on the same terms as our public stockholders, which helps differentiate our sponsors from the sponsors of other similar blank check companies”), but is also a provision in Liberty’s Articles that may be eliminated only by an 80% vote by Liberty’s common shareholders (as we are unable to agree with the conditionality of the co-investment obligation asserted in your response to comment nine from our letter dated August 31, 2010 (“if completed”));
•	in relation to the transaction being conditioned upon the approval of warrant holders, such condition effectively eliminates Liberty common stockholder approval of the transaction, which was not only a fundamental term upon which Liberty sold shares in its IPO, but is also a provision of Liberty’s Articles that may be eliminated only by an 80% vote by Liberty’s common shareholders (which has not occurred);

Larry Spirgel, Esq.
United States Securities and Exchange Commission
October 13, 2010

•	in relation to the actions of Liberty’s sponsors to “preclude” Liberty’s common shareholders from voting against the business combination, as described below, a fundamental term upon which Liberty sold shares in its IPO was the ability of Liberty’s common shareholders to implicitly vote upon the payout to Liberty’s sponsors; and
•	in relation to the release of Liberty’s sponsors from the transfer restrictions they committed themselves to in Liberty’s IPO prospectus, consistent with “engaging in extensive due diligence from the perspective of a long-term investor,” as noted above, a reasonable investor could have viewed the transfer restrictions as a fundamental term upon which Liberty sold shares in its IPO designed to provide incentive for Liberty’s sponsors to choose a target that would retain value during the restricted period, consistent with the “long-term perspective on investment holdings” Liberty’s sponsors disclosed themselves to possess on page two of Liberty’s IPO prospectus.
Response: The disclosure on page 89 has been revised to explain the basis for the Liberty board of directors’ belief that the structure of the proposed transaction is consistent with the definition of a “Business Combination” contained in Liberty’s restated certificate of incorporation, to delete the disclosure that Liberty’s board of directors believed that the transaction terms are consistent with Liberty’s IPO prospectus, and to add disclosure comparing certain disclosures contained in the IPO prospectus with the terms of the proposed business combination with Prisa. Liberty supplementally advises the Staff that each of Liberty’s five founders has agreed to sign an undertaking (the form of which has been filed as an exhibit to the Registration Statement) pursuant to which the founders will commit for a period of one year following the share exchange not to sell the Prisa shares to be received by them in the business combination in exchange for shares of Liberty common stock owned by them prior to the consummation of Liberty’s IPO, this undertaking being substantially equivalent to the transfer restrictions that the founders agreed to in connection with Liberty’s IPO. The disclosure throughout the Registration Statement, including on pages xxiv, 91 and 277, has been revised to describe these transfer restrictions, and the release of those transfer restrictions is no longer described in the Registration Statement as a potential basis for claims by Liberty’s public stockholders. Liberty further advises the Staff that the opinion of special Delaware counsel to Liberty attached as Annex N to the proxy statement/prospectus included in the Registration Statement and referred to in the response to comment no. 2 above, which opinion is to be issued prior to the effectiveness of the Registration Statement, also expresses the opinion that neither the waiver of the co-investment obligations of Liberty’s sponsors nor the conditioning of consummation of the business combination on the approval of the warrant agreement amendment by Liberty’s warrantholders requires an amendment to Liberty’s restated certificate of incorporation. Liberty has added disclosure on pages ix, xxiv and 64 of the Registration Statement to refer to these opinions.

Larry Spirgel, Esq.
United States Securities and Exchange Commission
October 13, 2010

10.	A fundamental term upon which Liberty sold shares in its IPO (and upon which its sponsors conditioned a (transfer-restricted) return on their efforts), was the ability of Liberty common shareholders to vote against any transaction proposed by its sponsors. However, in light of the various ways that Liberty’s sponsors have structured the proposed transaction as opposed to the terms of Liberty’s IPO prospectus and Articles of Incorporation (as noted in all of our comment letters), including an economic incentive not disclosed in Liberty’s IPO prospectus, Liberty’s sponsors appear to have eliminated any meaningful way for Liberty’s common shareholders to preclude a (non-transfer restricted) return to Liberty’s sponsors. The possibility that Liberty’s sponsors would structure a transaction in this manner also does not appear to have been disclosed in its IPO prospectus. Please revise your disclosure on page 48 to include this basis of liability among the others already disclosed.
Response: Liberty supplementally advises the Staff that, as noted in the response to comment no. 9 above, each of Liberty’s five founders has agreed to sign an undertaking not to sell the Prisa shares to be received by it or him in the business combination in exchange for their shares of Liberty common stock owned by them prior to the consummation of Liberty’s IPO for one year following the share exchange, this undertaking being substantially equivalent to the transfer restrictions to which the founders agreed in connection with Liberty’s IPO, and the disclosure throughout the Registration Statement has been revised accordingly. Liberty further calls to the Staff’s attention that, although it is possible that Liberty’s public stockholders could allege that the availability of the cash alternative in the business combination is inconsistent with the disclosure in Liberty’s IPO prospectus, Liberty believes that the cash alternative is beneficial to Liberty’s public stockholders. The cash alternative makes it possible for more Liberty stockholders to receive cash in lieu of participating in the business combination than the 30% maximum that would be applicable absent the cash alternative (and allows these stockholders to receive a greater amount of cash than they would be entitled to receive if they exercised redemption rights), while also increasing the likelihood that the business combination will be approved, thereby benefiting those Liberty stockholder who are in favor of the business combination. The terms of the proposed business combination do not eliminate, or restrict in any manner, the ability of any or all Liberty stockholders to vote against the business combination proposal and exercise their redemption rights. In response to the Staff’s comment, however, the disclosure on page 50 has been revised to include as a potential basis for claims that the cash alternative may make it less likely that Liberty stockholders will vote against the business combination and Liberty will dissolve.

Larry Spirgel, Esq.
United States Securities and Exchange Commission
October 13, 2010

Annex M
11.	Please remove the qualifications of reliance contained in the last paragraph of the opinion.
Response: Liberty has removed the qualifications of reliance contained in the last paragraph of the opinion in response to the Staff’s comment.
* * * * * *
     If you have any questions, please do not hesitate to contact Adam O. Emmerich, at (212) 403-1234 (telephone) or (212) 403-2234 (fax), or his colleague, Nancy B. Greenbaum, at (212) 403-1339 (telephone) or (212) 403-2339 (fax), of Wachtell, Lipton, Rosen & Katz, counsel to Prisa, or Alan I. Annex, at (212) 801-9323 (telephone) or (212) 801-6400 (fax), or his colleague, Jason T. Simon, at (703) 749-1386 (telephone) or (703) 749-1301 (fax), of Greenberg Traurig, LLP, counsel to Liberty.
Sincerely,

/s/ Alan I. Annex	/s/ Adam O. Emmerich
Alan I. Annex	Adam O. Emmerich
Greenberg Traurig, LLP	Wachtell, Lipton, Rosen & Katz

cc:	Juan Luís Cebrián, Promotora de Informaciones, S.A.
Iñigo Dago Elorza, Promotora de Informaciones, S.A.
Jared Bluestein, Liberty Acquisition Holdings Corp.
Matias Cortés Domínguez, Cortés Abogados
Javier Ybáñez Rubio, Garrigues

Attachment 1
Draft of Legal Opinion
Promotora de Informaciones, S.A.
Gran Vía, 32
28013 Madrid
Madrid, [●], 2010
Dear Sirs,
Amended and restated business combination agreement by and among Promotora de Informaciones, S.A., Liberty Acquisition Holdings Corp., and Liberty Acquisition Holdings Virginia, Inc., dated as of 4 August 2010, as amended by Amendment No. 1 thereto dated as of 13 August 2010 (the ARBCA)
We have acted as Spanish legal advisors to Promotora de Informaciones, S.A., a sociedad anonima organized under the laws of the Kingdom of Spain (Prisa), in connection with the ARBCA and the issuance by Prisa of (i) up to 225,000,000 new Class A ordinary shares and (ii) up to 402,987,000 Class B convertible non-voting shares (jointly, the New Shares) on the terms contemplated in the ARBCA, as described in the proxy statement / prospectus forming part of the registration statement on form F-4, registration number 333-166653 (as amended through the date hereof, the F-4 Registration Statement) filed with the Securities Exchange Commission.
1. Documents examined
In connection with this opinion, we have reviewed and examined originals or copies identified to our satisfaction, of such records of Prisa and such other documents as we have considered necessary as a basis for the opinions hereinafter expressed.
2. Assumptions
In giving this opinion, we have assumed:
(i)	the genuineness of all signatures;
(ii)	the authenticity and completeness of all documents submitted to us as originals and the completeness and the conformity to originals of all documents submitted to us as copies;
(iii)	that the business combination agreement dated as of 5 March 2010, its amendments and the ARBCA have been duly authorized by all the parties thereto other than Prisa, and have been duly executed and delivered by all the parties thereto other than Prisa;
(iv)	that there is nothing in any law of any jurisdiction other than Spain that might affect our opinion; and
(v)	that no act or document other than the ones we have reviewed contradicts or varies the information contained in the documents supplied to us for the purposes of this opinion.

We do not represent ourselves to be familiar with the laws of any jurisdiction other than Spain and express no opinion on any question arising under any laws other than the laws of Spain. This opinion is confined to, and given on the basis of, the laws of Spain as such are in effect on the date hereof.
3. Opinion
Based on the above assumptions and subject to the reservations set out below, we are of the opinion that:
(a)	Prisa is duly incorporated and validly existing as a corporation with limited liability under the laws of Spain.
(b)	Prisa has the power to enter into the ARBCA and to exercise its rights and perform its obligations thereunder, and all corporate and other actions required to authorise the execution of the ARBCA have been duly taken. The person executing the ARBCA for Prisa is legally authorised to do so. The ARBCA has been validly executed by Prisa in a way that is permitted by Spanish law.
(c)	The New Shares have been duly authorized by all necessary corporate action on the part of Prisa, and upon the payment for the New Shares through the transfer and contribution in kind of the shares and warrants of Liberty Acquisition Holdings Virginia, Inc., along with the filing and registration of the relevant prospectus by Prisa at and by the Spanish Stock Market Commission (Comision Nacional del Mercado de Valores), the Board of Directors of Prisa (Consejo de Administracion) or any other person or body duly empowered shall execute in a public deed the capital increase, register such notarial deed with the Commercial Registry of Madrid and record the New Shares with the Spanish Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, S.A. (Iberclear). By effect thereof, the New Shares will be fully paid and validly issued under the existing laws of Spain.
4. Reservations
This opinion is given subject to the following reservations:
1.	No opinion is expressed on matters of fact.
2.	The validity, enforceability and effectiveness of the obligations assumed by Prisa under the ARBCA may be limited by bankruptcy, insolvency, liquidation, reorganisation and other laws of general application relating to or affecting creditors’ rights generally.
In this opinion, Spanish legal concepts are described in English terms and not by their original Spanish language terms. Such concepts may not be exact translations of the concepts described by the same English terms. This opinion may, therefore, only be relied upon under the express condition that any issues (e.g. interpretation, etc.) arising thereunder will be governed by Spanish law, except as otherwise mandatorily required by the Securities Act of 1933, as amended.
This opinion is being furnished by us, as Spanish legal advisors to Prisa, to you as a supporting document in connection with the above referenced F-4 Registration Statement. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent and may not be relied upon for any other purpose other than the Registration Statement as set out below.
We hereby consent to the inclusion of this opinion letter as an exhibit to the Registration Statement on Form F-4 and to the reference to our firm name in the proxy statement/prospectus forming part of the Registration Statement on Form F-4 under the caption “Legal Experts.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.
Yours faithfully,

[●]